                      (CALEDONIA MINING CORPORATION LOGO)

                          CALEDONIA MINING CORPORATION

                                  NEWS RELEASE

                       CALEDONIA UPDATES RECENT ACTIVITIES

                               JANUARY 21ST, 2004

Caledonia Mining Corporation ("Caledonia") of Toronto (TSX: CAL and NASDAQ-OTCBB: CALVF). is pleased to report that the Zambian Minister of Mines and Minerals Development has approved an application from Caledonia Western Limited, on behalf of the Mulonga Plain Joint Venture, for a Large Scale Prospecting Licence over the Lukulu Area of Zambia's Western Province.

The Lukulu licence area is adjacent to the Kashiji Plains licence area, as shown on the map below. Exploration of these two areas for diamonds, together with the Mulonga Plain licence, is conducted by Motapa Diamonds Inc., Caledonia's partner in the Mulonga Plain Joint Venture.

Sampling of the Lukulu licence area will follow-up on a diamond and kimberlite indicator mineral anomaly in the southeast part of the Kashiji licence identified by Motapa in previous exploration programs, and is intended to define a discrete area for future airborne follow-up.

                                     (MAP)

Caledonia also announces that in the period from November 27, 2003 to January 6, 2004 a total of 8,341,546 share purchase warrants have been exercised realizing a total of $2,465,689 for the Corporation.


At the Rooipoort platinum exploration project near Mokopane (Potgietersrust), South Africa. The initial 15-hole drilling program was largely completed in December. Drilling has now resumed after the year-end break, with a further 8-10 holes (approx. 2000m) planned. This current phase is providing information to define the stratigraphy of the Rooipoort target area and will be used to focus the next drilling phase which is intended to define an initial resource at Rooipoort. This definition drilling program is currently scheduled to commence in mid 2004.


At the Barbrook Gold Mine in Mpumalanga, South Africa efforts are being concentrated on improving gold recoveries which continue to be below expectations. A number of additions, resulting from positive test-work results, are being made to the metallurgical circuit. These should be completed by early February. In addition, laboratory tests are in progress to evaluate a proprietary process which may sucessfully treat the most refractory ores found at Barbrook.

Diamond drilling to further define the main Taylors ore zone below the existing reserves is in progress. In addition, exploratory drilling of three target zones will be initiated during the first quarter 2004.



FOR FURTHER INFORMATION PLEASE CONTACT CALEDONIA MINING CORPORATION:

S. E. HAYDEN                              JAMES JOHNSTONE                       CHRIS HARVEY
Chairman, President and CEO               V-P Operations and COO                Technical Director
South Africa                              Canada                                Canada
Tel: (011-27-11) 447-2499                 Tel: (1-905) 607-7543                 Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554                 Fax: (1-905) 607-9806                 Fax: (1-905) 607-9806

FURTHER INFORMATION REGARDING CALEDONIA'S EXPLORATION ACTIVITIES AND OPERATIONS ALONG WITH ITS LATEST FINANCIALS MAY BE FOUND ON THE CORPORATION'S WEBSITE HTTP:/WWW.CALEDONIAMINING.COM